Exhibit 99.1

PRESS RELEASE

AerCap Signs Debt Facilities for Total of $190 Million With Three Banks From Europe and Asia

Amsterdam, The Netherlands; May 21, 2010 — AerCap Holdings N.V. (“AerCap”, NYSE: AER) today announced that it has signed debt facility agreements totaling $190 million. The facilities have terms ranging from eight to ten years and cover the financing of A319, A321 and A330 aircraft. The separate facilities were provided individually by Credit Agricole CIB, DBS Bank Singapore and Sumitomo Mitsui Banking Corporation (SMBC).

AerCap’s CFO, Keith Helming, said: “We are delighted to be expanding AerCap’s broad network in the financial community with DBS Bank from Singapore, a new business partner for us, and to build up on our already strong relationships with Credit Agricole CIB and SMBC.”

Including the new facilities, AerCap has now closed $560 million of new debt in 2010 which brings the total amount of debt accessed by the company in the last two years to $5.5 billion.

About AerCap Holdings N.V.

AerCap is the world’s leading independent aircraft leasing company. AerCap also provides engine leasing, aircraft management services, aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China, Singapore and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

Contact for Media: Frauke Oberdieck +31 20 655 9616 foberdieck@aercap.com	Contact for Investors: Peter Wortel +31 20 655 9658 pwortel@aercap.com